Verrica Pharmaceuticals Inc.

44 W. Gay St. Suite 400

West Chester, PA 19380

December 19, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Verrica Pharmaceuticals Inc.

Registration Statement on Form S-3

File No. 333-292140

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, Verrica Pharmaceuticals Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on December 23, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Mark Ballantyne and Divakar Gupta of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Ballantyne at (703) 456-8084, or in his absence, Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474.

Very truly yours,

VERRICA PHARMACEUTICALS INC.

By:	/s/ David Zawitz
Name:	David Zawitz
Title:	Chief Operating Officer

cc:	Mark Ballantyne, Cooley LLP

Divakar Gupta, Cooley LLP